15202 Graham Street, Huntington Beach, CA 92649

December 5, 2012

Via EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Quiksilver, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2011
Filed January 17, 2012
Response dated November 9, 2012
File No. 001-14229

Dear Ms. Jenkins:

We are responding to your letter dated November 27, 2012 regarding the review of the above-referenced filing of Quiksilver, Inc. (the “Company”). Pursuant to our discussion today with John Archfield, the Company hereby confirms that it intends to provide the Staff of the Division of Corporate Finance with the Company’s response to the Staff’s comments on or before December 18, 2012.

If you have any questions or comments with regard to this response or other matters, please feel free to call me at (714) 889-6007.

Sincerely, QUIKSILVER, INC. /s/ Richard Shields Richard Shields Chief Financial Officer

cc:	Robert B. McKnight, Jr., Chief Executive Officer
John Archfield, Securities and Exchange Commission
Melissa Rocha, Securities and Exchange Commission
Ruairi Regan, Securities and Exchange Commission
Pam Howell, Securities and Exchange Commission
Paul Rowe, O’Neil LLP
Charles Exon, Director and Executive Vice President, Chief Administrative Officer,
General Counsel and Secretary
Michael Henry, Vice President, Worldwide Controller